                       1934 Act Registration No. 1-15128

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             Dated March 12, 2003

                        For the month of February 2003

                      United Microelectronics Corporation
                (Translation of Registrant's Name into English)

                             No. 3 Li Hsin Road II
                         Science-Based Industrial Park
                            Hsinchu, Taiwan, R.O.C.
                    (Address of Principal Executive Office)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                       Form 20-F __X__ Form 40-F ______

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes ______ No __X__

   (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )
                                              --------------

   This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     United Microelectronics Corporation


Date: -------- 3/13/2003 ---                         By  /s/ Stan Hung
                                                         -------------------------------
                                                         Stan Hung

                                                         Chief Financial Officer

                                    Exhibit

Exhibit  Description
99.1 Announcement on Feb 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.2 Announcement on Feb 21, 2003: To announce related materials on acquisition of Silicon Integrated Systems Corporation securities

99.3 Announcement on Feb 27, 2003: Clarification to Economics Daily News report on 02/24/03 Sec 3

99.4 Announcement on Mar 4, 2003:To announce related materials on the Board Meeting's resolution for the 6th time Company treasury share repurchase program

99.5 Announcement on Mar 5, 2003: To announce related materials on acquisition of Silicon Integrated Systems Corporation securities

99.6 Announcement on Mar 10, 2003: Oki Electric Enhances its ASIC Product Offerings Through Collaboration with UMC

99.7     Announcement on Mar 10, 2003: February Sales

                                                                   EXHIBIT 99.1

                      United Microelectronics Corporation
                        For the month of January, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE :
UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of January, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders

  Title Name Number of shares held  Number of shares Number of shares Changes
             when elected (for      held as of       held as of
             Directors, Supervisors December 31,     January 31, 2003
             and Executive          2002
             Officers) or as
             May 30, 2001
   N/A  N/A

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

             Description of assets                 January Jan-Jan
             Semiconductor Manufacturing Equipment 652,039 652,039
             Fixed assets                              781     781

4) The disposition of assets (NT$ Thousand)

             Description of assets                 January Jan-Jan
             Semiconductor Manufacturing Equipment     436     436
             Fixed assets                                0       0

                                                                   EXHIBIT 99.2

To announce related materials on acquisition of Silicon Integrated Systems

Corporation securities

1.Name of the security: common shares of Silicon Integrated Systems Corp.

2.Trading date:2003/02/17~2003/02/21

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:5,440,000 shares;average unit price:$28.20 NTD;total amount:

$153,425,876NTD

4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable

5.Relationship with the underlying company of the trade:Silicon Integrated

Systems Corp.,investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:cumulative volume:63,223,000 shares;amount:

$1,714,034,414NTD; percentage of holdings:5.81%; status of

restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:ratio of total assets:20.99%; ratio of shareholder's equity:29.13%; the operational capital as shown in the most recent financial statement:$61,639,615 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal:long-term investment

9.Opinions of directors expressing opposition to the current trade:none

10.Any other matters that need to be specified:none

                                                                   EXHIBIT 99.3

Clarification to Economics Daily News report on 02/24/03 Sec 3

1.Date of occurrence of the event:2003/02/27

2.Cause of occurrence:none

3.Countermeasures:none

4.Any other matters that need to be specified:About the 02/24/03 report in Economics Daily News report on

"UMC forces clients to choose between UMC and TSMC; Qualcomm switches orders to IBM and TSMC", this report is not a fact

and the Company officially denies.

                                                                   EXHIBIT 99.4

To announce related materials on the Board Meeting's resolution for the 6th time

Company treasury share repurchase program

1.Date of the board of directors resolution:2003/03/04

2.Purpose of the share repurchase:To transfer to employees

3.Type of shares to be repurchased:Common Stock

4.Ceiling on total monetary amount of the share repurchase:

$15,500,000 thousand NTD

5.Scheduled period for the repurchase:2003/03/05~2003/05/04

6.Number of shares to be repurchased:500,000,000 shares

7.Repurchase price range:$31~$13.8 per share.If the market price of the Company stock is below the above range, the Company

will continue to repurchase shares.

8.Method for the repurchase:Purchase directly from the

Taiwan Securities Exchange

9.Ratio of the shares to be repurchased to total issued shares of the Company:

3.23%

10.Number and monetary amount of the Company's own shares held at the time or reporting:236,267,000 shares

11.Status of repurchases within three years prior to the time of reporting:

From 2000/12/27 to 2002/10/11 236,267,000 Company shares were repurchased.

12.Status of repurchases that have been reported but not yet completed:

The 1st repurchase is planned at 400,000,000 shares, but actually repurchased

37,425,000 shares. The reason for incomplete repurchase is to consider the stablization of share price during the repurchase period, and to consider shareholder's rights, and employee's willingness to exercise the option in the future.

The 2th repurchase is planned at 400,000,000 shares, but actually repurchased

0 shares. The reason for incomplete repurchase is to consider the stablization of share price during the repurchase period, and to consider shareholder's rights, and employee's willingness to exercise the option in the future.

The 3th repurchase is planned at 130,000,000 shares, but actually repurchased

129,035,000 shares. The reason for incomplete repurchase is because on the last repurchase date(9/28),the Company failed to repurchase 965,000 shares out of the 22,023,000 shares planned to repurchase at that date.

The 4th repurchase is planned at 100,000,000 shares, but actually repurchased

49,114,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder's rights, and employee's willingness to exercise the option in the future.

13.Minutes of the board of directors meeting that resolved for the share repurchase:8th term, 20th Board Meeting Minutes on 2003/03/04

14.The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:

The repurchased shares within three years after the repurchase execution complete date, will be authorized to the Chairman to transfer to employees for one time or for several times. The eligibility is as follows:full-time regular employees of the Company who serve in the Company for at least one year from the base record date;the employees of Company or its subsidiaries who devoted special contribution and approved by the Chairman. The number of options that can be granted to an employee will be determined by a number of factors, including seniority, job grade, contribution,or other conditions deemed relevant by the management. The exercise price is the average repurchase execution price. If the exercise price is below the closing price of the date this plan is finalized, the closing price of the date of this plan will become the exercise price. If before the option can be exercised,

the company's common share volume increases, the Company should adjust the exercise price accordingly.

15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:

Not Applicable

16.Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The aforesaid total volume of the repurchase accounts for 3.23% of the

Company's outstanding shares,and the maximum dollar amount needed accounts for 18.3% of the Company's current assets. The board of directors has considered the financial situation of the Company. The repurchase plan will not hurt the capital maintenance of the Company.

17.Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:The CPA firm of the Company considers the repurchase volume and price of this repurchase plan to transfer to employees will have no major influence to the Company's financial structure, repayment ability,

profitability and cash flow.

18.Other particular specified by the Securities and Futures Commission:

Not applicable

                                                                   EXHIBIT 99.5

To announce related materials on acquisition of Silicon Integrated Systems

Corporation securities

1.Name of the security:common shares of Silicon Integrated Systems Corp.

2.Trading date:2003/02/24~2003/03/05

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:4,232,000 units;unit price:NTD$27.86;total amount:

NTD$117,888,196

4.Gain (or loss) on disposal (not applicable in cases of acquisition of securities):not applicable

5.Relationship with the underlying company of the trade:Silicon Integrated

Systems Corp.,investee company under cost method

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights:cumulative volume:67,455,000 units;amount:

NTD1,831,922,610; percentage of holdings:5.04%; status of

restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:ratio of total assets:21.03%; ratio of shareholder's equity:29.19%; the operational capital as shown in the most recent financial statement:$61,639,615 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal:long-term investment

9.Opinions of directors expressing opposition to the current trade:none

10.Any other matters that need to be specified:none

                                                                   EXHIBIT 99.6

Oki Electric Enhances its ASIC Product Offerings Through Collaboration with UMC

1.Date of occurrence of the event:2003/03/10

2.Cause of occurrence:Oki Electric Industry Co., Ltd. (TSE 6703),

Japan's leading electronics manufacturing company, and world leading semiconductor foundry UMC (NYSE UMC) announced today that a new ASIC product line will be introduced by Oki. This marks the first result of comprehensive business partnership between the two companies announced on September 4, 2002. The new ASIC product line from Oki,

the MG7xK family, uses UMC's 0.15(mu)m process.

Under the alliance with UMC, Oki Electric will provide its entire portfolio of strategic IP for use in the foundry's Gold IP program.

Customers can access various Oki IP offerings through UMC's Gold IP program, including the licensed ARM (mu)Processor cores and its (mu)PLAT design platform, as well as standard Gold IP offerings such as high performance

ADCs and DACs, SERDES, and high-speed I/Os. The partnership allows Oki customers to reduce the cost and time of their design efforts by giving them proven IP solutions with UMC's qualified silicon cores, which are already in volume production.

By integrating design rules and process parameters with UMC under the partnership, Oki's new ASICs, the MG7xK family (MG74K/75K/76K),

benefits Oki's customers, cutting the time to production to less than six months for development and release of a fully tested, production ready 0.15(mu)mless than half the industry norm of 12-18 months. This shortened time-to-production is achieved by using UMC's proven 0.15(mu)m manufacturing process which allows Oki to bypass the production ramp-up stage and the learning curve typically needed during the transition to smaller geometries.

The new MG7xK family improves speed per gate for more than 30% and 20%

higher integration. It also offers a 25% reduction in power consumption.

This system ASIC is ideal for use in network equipment, PC peripherals,

and general electronic appliances. For dramatically shorter development times, it supports the (mu)PLAT, Oki's integrated platform solution for system LSI development, which is based on ARM7TDMI and ARM946E-S.

Oki will begin marketing the new MG7xK family in April 2003.

As an added benefit of the foundry relationship, Oki plans to migrate to 0.13(mu)m ASIC products within the next year.

3.Countermeasures:none

4.Any other matters that need to be specified:none

                                                                   EXHIBIT 99.7

                      United Microelectronics Corporation
                                March 10, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2003

5) Sales volume (NT$ Thousand)

          Period      Items         2003       2002     Changes    %
         February Invoice amount  5,618,074  3,436,489 2,181,585 63.48%
         Jan-Feb  Invoice amount 10,765,659 10,120,886   644,773  6.37%
         February Net sales       5,438,406  3,601,266 1,837,140 51.01%
         Jan-Feb  Net sales      10,842,109  7,610,564 3,231,545 42.46%

6) Funds lent to other parties (NT$ Thousand)

                                    Limit of          Bal. as of
                                    lending   January period end
                UMC                30,949,691      0          0
                UMC's subsidiaries  1,940,958  7,039  1,940,958

7) Endorsements and guarantees (NT$ Thousand)

                                             Limit of endorsements Demcmber Bal. as of period end
UMC                                               61,899,383          0                         0
UMC's subsidiaries                                         0          0                         0
UMC endorses for subsidiaries                                         0                         0
UMC's subsidiaries endorse for UMC                                    0                         0
UMC endorses for PRC companies                                        0                         0
UMC's subsidiaries endorse for PRC companies                          0                         0

8) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

                      Underlying assets / liabilities N/A
                      Financial instruments
                      Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities)

                      Underlying assets / liabilities N/A
                      Financial instruments
                      Realized profit (loss)

b  Trading purpose : None